

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 1, 2016

Daniel Trudeau
Chief Financial Officer
IT Management, Inc.
1395 Brickell Avenue, Suite 800
Miami, FL 33131

> **Re:** **IT Management, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 23, 2016**
> **File No. 333-206127**

Dear Mr. Trudeau:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Business Strategy, page 2

1.   You refer to stockholders' equity as of March 31, 2016 of $47,381; however, the total stockholders' equity as per your unaudited interim financial statements is $43,181. Please revise your disclosure.

Exhibit 23.1A

2.   The consent of your independent registered public accounting firm refers to your report dated May 2, 2016; however, the report included in the Form S-1/A is dated May 3, 2016. Please revise.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Donald P. Hateley, Esq.
       Hateley & Hampton